Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     GOLDCORP DECLARES TENTH MONTHLY DIVIDEND PAYMENT FOR 2010

     <<
     Toronto Stock Exchange: G                  New York Stock Exchange: GG

              (All dollar amounts in United States dollars (US$))
     >>

     VANCOUVER, Oct. 4 /CNW/ - GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to declare its tenth monthly dividend payment for 2010 of $0.015 per share.
Shareholders of record at the close of business on Thursday, October 14, 2010 will be entitled to receive payment of this dividend on Friday, October 22,
2010. Goldcorp has paid a monthly dividend to its shareholders since 2003.
Canadian resident individuals who receive dividends from Goldcorp after 2005 are entitled to an enhanced gross-up and dividend tax credit on such dividends.
     Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive "eligible dividends" in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends.
All dividends paid in 2006 and subsequent years by Goldcorp Inc. are "eligible dividends" for this purpose.

     Goldcorp is North America's fastest growing senior gold producer. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

     Cautionary Note Regarding Forward Looking Statements

     This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995
and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.
Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts",
"intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations;
changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors"
in Goldcorp's Annual Information Form for the year ended December 31, 2009, available on www.sedar.com, and Form 40-F for the year ended December 31, 2009 on file with the United States Securities and Exchange Commission in
Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.
Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

     %CIK: 0000919239

     /For further information: Jeff Wilhoit, VP, Investor Relations, Goldcorp
Inc., 3400-666 Burrard Street, Vancouver, British Columbia, V6C 2X8,
Telephone: (604) 696-3074, Fax: (604) 696-3001, e-mail: info(at)goldcorp.com, website: www.goldcorp.com/
     (G. GG)

CO:  Goldcorp Inc.

CNW 11:13e 04-OCT-10